

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-7010

July 27, 2007

Ms. Nomfundo Vuyiswa Lila Qangule
Chief Financial Officer
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076 South Africa

    **Re:    Harmony Gold Mining Company Limited**
            **Form 20-F for Fiscal Year Ended June 30, 2006**
            **Filed October 31, 2006**
            **File No. 001-31545**

Dear Ms. Qangule:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                            Sincerely,


                            Jill S. Davis
                            Branch Chief